May 6, 2026

Xiaohua Lu
Chief Executive Officer
XMax Inc.
6565 E. Washington Blvd.
Commerce, CA 90040

       Re: XMax Inc.
           Registration Statement on Form S-3
           Filed on April 29, 2026
           File No. 333-295406
Dear Xiaohua Lu:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Bradley Ecker at 202-551-4985 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Manufacturing